June 10, 2013

Kevin Woody

Jennifer Monick

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	China Lodging Group, Limited

Form 20-F for Fiscal Year Ended December 31, 2012

Filed April 23, 2013

Comment Letter Dated May 23, 2013

File No. 001-34656

Dear Mr. Woody and Ms. Monick:

I refer to your letter to Ms. Min (Jenny) Zhang, dated May 23, 2013, relating to China Lodging Group, Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission on April 23, 2013.

We are in the process of collecting the relevant information in order to prepare accurate and complete answers to the issues raised. In the meantime, due to the Dragon Boat Festival holiday in June, we respectfully request an extension of the deadline to July 12, 2013 to respond to your letter.

Should you have any additional questions or require additional information, please do not hesitate to contact me, Ms. Min (Jenny) Zhang (zhangmin@htinns.com; telephone: + 86-21-6076-0606; Fax: + 86-21-6195-9586), or our attorney, Ms. Shuang Zhao (shuang.zhao@shearman.com; telephone: +852.2978.8002; fax: +852.2978.8099) at Shearman & Sterling LLP.

Very truly yours,

/s/ Min (Jenny) Zhang
Name:	Min (Jenny) Zhang
Title:	Chief Financial Officer